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                                                                 Exhibit (a)(33)



                  NATIONWIDE ANSWERS YOUR HOTLINE QUESTIONS...
                            HOTLINE: 1-877-655-6417
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Here are the answers to your Hotline Questions received to date. Most of the questions deal with human resource policies and benefits. Answers reflect the human resource policies and benefit plan provisions that generally apply to most Nationwide Insurance Enterprise employees. However, you should not assume that Nationwide human resource policies or benefit plans would automatically apply to you as you continue employment with ALLIED. YOUR ALLIED BENEFIT PLANS AND CURRENT POLICIES WILL GENERALLY CONTINUE THROUGH 1998.

We will provide updates of the status of the transition review, and, you will certainly be informed of any changes in human resource policies or benefits well in advance of the time where you would be asked to make decisions or elections.



          HOTLINE QUESTIONS & ANSWERS: HUMAN RESOURCES POLICIES, WORK
          -----------------------------------------------------------

Q#1: IS JOB SHARING AN OPTION? HOW DOES JOB SHARING WORK?

     The Nationwide Insurance Enterprise has a formal Alternative Work Environment (AWE) policy. The AWE policy covers flextime, compressed work weeks, shift work, telecommuting, part time employment, job sharing and other forms of non-traditional work schedules. The AWE policy is enabling. That is, when business conditions dictate or permit an AWE schedule without a reduction in customer service/results, individual supervisors and managers have the authority to fashion a work solution that is in the best interest of both the companies and the employee.


Q#2: WILL JOBS REMAIN THE SAME OR SIMILAR?

     We expect most positions will remain unchanged. With the planned growth in operations and positions, however, some change is possible.


Q#3: WILL SALARIES BE GUARANTEED?

     Salaries will continue at current levels for one year after close.


Q#4: WILL WE USE THE SAME COMPUTER SYSTEM?

     Current plans are for the ALLIED systems operations to remain unchanged.
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                NATIONWIDE HOTLINE QUESTIONS & ANSWERS: BENEFITS
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The Nationwide Insurance Enterprise generally offers employees a broad array of formal benefit plans. We typically communicate the benefits as a set of four packages -- health and wellness, financial security, personal growth and the Nationwide pluses. Included in those four packages are: medical options, dental, sick leave, long term disability, vacation, personal days, family illness days, holidays, 401k savings plan, defined benefit pension plan, life insurance, group accident, educational assistance, and more. Benefits will be evaluated as part of the transition review process. OUR PRESENT INTENTION IS TO CONTINUE EXISTING ALLIED BENEFIT PLANS AT LEAST THROUGH YEAR-END 1998. However, we plan to take advantage of any opportunities that are identified in the transition review process to improve benefit values or delivery. We will provide updates of the status of the transition review, and you will certainly be informed of any changes in benefits well in advance of the time where you would be asked to make decisions or elections.


Q#1: PLEASE DESCRIBE THE NATIONWIDE 401k PLAN. WHAT COMPANY DOES NATIONWIDE USE
     FOR A 401k PROGRAM? WHAT FAMILY OF FUNDS IS YOUR 401k PLAN ADMINISTERED THROUGH? HOW MANY YEARS TO PAY BACK FOR LOANS IN 401k PROGRAM?

     The Nationwide Insurance Enterprise Savings Plan (ESP) provides an excellent vehicle to "roll over" your ESOP distribution. Transfers of your ESOP assets to Nationwide's ESP will be done on a tax-deferred basis and will be 100% vested in ESP. This means that you will preserve all your ESOP assets and not be taxed on them until you withdraw them from the plan. You can also make additional contributions to the plan on a tax-deferred basis, partially matched by the Company.

     The plan offers 15 investment options from several well-known investment managers, including American Century, Fidelity Investments, Neuberger & Berman, Franklin/Templeton and Warburg Pincus, as well as Nationwide. You may contribute up to 22% of your "covered compensation" to an annual maximum of $10,000. (Covered compensation includes most items of pay - salary, overtime, sales bonus, etc.). The company match averages out to $.50 for every dollar when you contribute 6% of your covered compensation.

     Loans are available. General and second residence loans have a maximum repayment period of five years, while principal residence loans have a maximum repayment period of 15 years. Both are the maximum repayment periods allowed under IRS regulations. Participants may have up to two loans outstanding at one time.

     Detailed information about the ESP plan as well as transfer instructions will be made available in the near future.
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                     NATIONWIDE HOTLINE QUESTIONS & ANSWERS
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Q#2: WHAT HAPPENS UPON COMPLETION OF CPCU -- CEREMONY, DIPLOMAS, CONFERMENT?

     For technical insurance courses such as CPCU, upon successful completion (passing the course exam), employees receive 100% reimbursement for fees and required textbooks, plus 50% reimbursement for optional study aids, plus a cash award of $100. Employees who complete a CPCU designation are eligible to attend the respective society's next Annual Meeting to receive their designation in person. Reasonable expenses for hotel, meals and transportation are paid for the employee and one guest to attend the Annual Meeting.


Q#3: IS THE BENEFITS PACKAGE ON THE INTERNET?

     No. If the Nationwide benefits are offered to ALLIED employees, you will be contacted well in advance with more than sufficient information to make elections under those plans. Nationwide frequently uses individualized/customized benefits solicitation materials that reflect your individual situation -- showing the options available to you and your contributions for life insurance, long term disability, group accident, medical options available in your area, dental, etc.


Q#4: I HAVE MANY QUESTIONS CONCERNING THE ALLIED ESOP.

     All ALLIED ESOP questions should be directed to the ESOP plan administrator. (Sysm ESOP)


Q#5: WILL YEARS AT ALLIED COUNT IN THE NATIONWIDE RETIREMENT PROGRAM?

     Your past service with ALLIED is counted in determining whether you have met the one-year service requirement to enter the Nationwide Enterprise Retirement Plan (ERP). However, for purposes of calculating your benefit under the ERP your past service with ALLIED is not counted. Your service at ALLIED was in part reflected in the benefits you received under the ALLIED qualified plans.